SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2
(Amendment No. 2)*

Lincoln Educational Services Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

533535100

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	533535100	13G	Page 2 of 11

(1)	Names of Reporting Person

I.R.S. Identification Nos. of Above Person (entities only)

STEVEN W. HART

(2)	Check the Appropriate Box if a Member of a Group (see Instructions)

(a) ☒

(b) ☒ (i)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

United States of America

Number of Shares	(5)	Sole Voting Power
Beneficially Owned	(6)	Shared Voting Power	2,273,486 (i), (ii), (iii), (iv)
By Each Reporting	(7)	Sole Dispositive Power
Person With	(8)	Shared Dispositive Power	2,273,486 (i), (ii), (iii), (iv)

(9)	Aggregate Amount Beneficially Owned by Reporting Person

2,273,486 (ii), (iii), (iv)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions) ☒

(11)	Percent of Class Represented by Amount in Row (9)

8.9% (v)

(12)	Type of Reporting Person (see Instructions)

IN

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). The Reporting Person may be deemed the beneficial owner of shares of Common Stock held by FMRCP by virtue of his ownership of membership interests in and/or position as President of Hart Capital LLC (“Hart Capital”), the managing member of FMRCP. Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The Reporting Person directly owns 42,988 shares of Common Stock and options to purchase 11,500 shares of Common Stock. On May 23, 2006, he received 1,781 restricted shares that vest over a three year period. The options are exercisable at $1.5482 per share and expire on June 21, 2009. Stonington is party to a Stockholders’ Agreement, dated as of June 22, 2005, with the Reporting Person, the Steven W. Hart 2003 Grantor Retained Annuity Trust (which terminated by its own terms on December 24, 2005) and the issuer (the “Non-FMRCP Stockholders’ Agreement”). Pursuant to the Non-FMRCP Stockholders’ Agreement,

CUSIP No.	533535100	13G	Page 3 of 11

Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the Reporting Person.

(iii) The Reporting Person beneficially owns options to purchase 18,795 shares of Common Stock held in the Steven W. Hart 2005 Grantor Retained Annuity Trust (the “2005 Trust”) and options to purchase 20,603 shares of Common Stock held in the Steven W. Hart 2006 Grantor Retained Annuity Trust (the “2006 Trust”), as to both of which trusts the Reporting Person serves as co-trustee. The options are exercisable at $1.5482 per share and expire on June 21, 2009. Upon exercise of any of the options to purchase shares of Common Stock held by the 2005 Trust or the 2006 Trust, the 2005 Trust and/or the 2006 Trust, as the case may be, will be required to enter into a Stockholders’ Agreement with the issuer and Stonington pursuant to which Stonington will have the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the 2005 Trust and the 2006 Trust.

Does not include 10,364 shares of Common Stock held in trusts for the benefit of the Reporting Person’s children, as to which Mr. Hart’s wife serves as sole trustee, and 2,000 shares held by Mr. Hart’s wife, as to which he disclaims beneficial ownership.

(iv) The amount listed also includes 2,179,600 shares of Common Stock held by FMRCP. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by FMRCP.

(v) The percentage is based upon the number of shares of Common Stock outstanding at November 13, 2006 (25,440,695) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2006. The calculation assumes the exercise of all options to purchase shares of Common Stock beneficially owned by the Reporting Person.

CUSIP No.	533535100	13G	Page 4 of 11

(1)	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

HART CAPITAL LLC

EIN: 06-1514456

(2)	Check the Appropriate Box if a Member of a Group (see Instructions)

(a) ☒

(b) ☒ (i)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

Number of Shares	(5)	Sole Voting Power
Beneficially Owned	(6)	Shared Voting Power	2,179,600 (i), (ii)
By Each Reporting	(7)	Sole Dispositive Power
Person With	(8)	Shared Dispositive Power	2,179,600 (i), (ii)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,179,600 (ii)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

(11)	Percent of Class Represented by Amount in Row (9)

8.5% (iii)

(12)	Type of Reporting Person (see Instructions)

CO

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). The Reporting Person is the managing member of FMRCP. Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by FMRCP.

(ii) The amount listed includes shares of Common Stock held directly by FMRCP, of which the Reporting Person may be deemed the beneficial owner by virtue of its position as managing member of FMRCP. These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G. The Reporting Person disclaims beneficial ownership of these shares of Common Stock.

CUSIP No.	533535100	13G	Page 5 of 11

(iii) The percentage is based upon the number of shares of Common Stock outstanding at November 13, 2006 (25,440,695) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2006.

CUSIP No.	533535100	13G	Page 6 of 11

(1)	Names of Reporting Persons

I.R.S. Identification Nos. of Above Persons (entities only)

FIVE MILE RIVER CAPITAL PARTNERS LLC

EIN: 06-1556163

(2) Check the Appropriate Box if a Member of a Group (see Instructions)

(a) ☒

(b) ☒ (i)

(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Delaware

Number of Shares	(5)	Sole Voting Power
Beneficially Owned	(6)	Shared Voting Power	2,179,600 (i), (ii)
By Each Reporting	(7)	Sole Dispositive Power
Person With	(8)	Shared Dispositive Power	2,179,600 (i), (ii)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,179,600 (ii)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see Instructions)

(11)	Percent of Class Represented by Amount in Row (9)

8.5% (iii)

(12)	Type of Reporting Person (see Instructions)

CO

(i) Back to School Acquisition, LLC (“Stonington”), which is the largest stockholder of the issuer, and which is controlled by Stonington Partners, Inc. II, a private equity fund, is party to a Stockholders’ Agreement, dated as of September 15, 1999, with Five Mile River Capital Partners LLC (“FMRCP”) and the issuer (the “FMRCP Stockholders’ Agreement”). Pursuant to the FMRCP Stockholders’ Agreement, Stonington has the power to direct the voting and, under certain circumstances, through the exercise of drag-along rights, the disposition, of all shares of Common Stock held by the Reporting Person.

(ii) These shares are also reported by Mr. Steven W. Hart under shared voting power and shared dispositive power on Page 2 of this Schedule 13G and by Hart Capital LLC under shared voting power and shared dispositive power on Page 4 of this Schedule 13G.

(iii) The percentage is based upon the number of shares of Common Stock outstanding at November 13, 2006 (25,440,695) as reported in the issuer’s Form 10-Q for the quarter ended September 30, 2006.

CUSIP No.	533535100	13G	Page 7 of 11

Item 1(a).	Name of Issuer:

Lincoln Educational Services Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

200 Executive Drive, Suite 340, West Orange, New Jersey 07052

Item 2(a).	Name of Person Filing:

Steven W. Hart

Item 2(b).	Address of Principal Business Offices or, if none, Residence:

131 Rowayton Avenue
Rowayton, CT 06583

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

533535100

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person is Filing is a:

	(a) ☐	Broker or dealer registered under Section 15 of the Exchange Act.

	(b) ☐	Bank as defined in Section 3(a) (6) of the Exchange Act.

	(c) ☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act.

	(d) ☐	Investment company registered under Section 8 of the Investment Company Act.

	(e) ☐	An investment adviser in accordance with Rule 13d-1(b) (1) (ii) (E).

	(f) ☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

	(g) ☐	A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

	(h) ☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

CUSIP No.	533535100	13G	Page 8 of 11

	(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.

	(j) ☐	Group, in accordance with Rule 13d-1(b)(1) (ii) (J).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐.

Item 4.	Ownership.

	(a)	Amount Beneficially Owned: 2,273,486

	(b)	Percent of Class: 8.9%

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(ii) Shared power to vote or to direct the vote: 2,273,486

(iii) Sole power to dispose or to direct the disposition of:

(iv) Shared power to dispose or to direct the disposition of: 2,273,486

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent of Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

CUSIP No.	533535100	13G	Page 9 of 11

Item 8.	Identification and Classification of Members of the Group

See Exhibit 1 attached hereto.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2007

FIVE MILE RIVER CAPITAL PARTNERS LLC
By:	Hart Capital LLC, managing member

By:	/s/ Steven W. Hart

Steven W. Hart
President

HART CAPITAL LLC

By:	/s/ Steven W. Hart

Steven W. Hart
President

/s/ Steven W. Hart

Steven W. Hart, individually

CUSIP No.	533535100	13G	Page 10 of 11

Exhibit 1

Name	Number of Shares of Common Stock Beneficially Owned

Five Mile River Capital Partners LLC 131 Rowayton Avenue Rowayton, CT 06583	2,179,600

Hart Capital LLC 131 Rowayton Avenue Rowayton, CT 06583	2,179,600

Steven W. Hart c/o Hart Capital LLC 131 Rowayton Avenue Rowayton, CT 06583	2,273,486

CUSIP No.	533535100	13G	Page 11 of 11

Exhibit 2

JOINT FILING AGREEMENT

Steven W. Hart, Hart Capital LLC, a Delaware limited liability company, and Five Mile River Capital Partners LLC, a Delaware limited liability company, each hereby agree, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, that the Schedule 13G filed herewith, and any amendments thereto, relating to the shares of Common Stock of Lincoln Educational Services Corporation is, and will be, jointly filed on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby executes this Agreement as of the date set forth below.

February 6, 2007

FIVE MILE RIVER CAPITAL PARTNERS LLC
By:	Hart Capital LLC, managing member

By:	/s/ Steven W. Hart

Steven W. Hart
President

HART CAPITAL LLC

By:	/s/ Steven W. Hart

Steven W. Hart
President

/s/ Steven W. Hart

Steven W. Hart, individually